Notice of Availability of Proxy Materials
for Curaleaf Holdings Inc. Annual General Meeting

Meeting Date and Time: June 14, 2024 at 9:00 am Eastern Time
Location: Virtual Meeting via live webcast at https://web.lumiagm.com/268315222

Please be advised that the proxy materials for the above noted securityholder meeting are available for viewing and downloading online. This document provides an overview of these materials, but you are reminded to access and review the information circular and other proxy materials available online prior to voting. These materials are available at:
https://odysseytrust.com/client/curaleaf-holdings-inc-2/
OR
www.sedarplus.ca
Obtaining Paper Copies of the Proxy Materials
The Canadian securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This process provides the option to post meeting related materials including management information circulars, as well as annual financial statements and management’s discussion and analysis on a website in addition to SEDAR+.
Securityholders may request to receive paper copies of the proxy materials related to the above referenced meeting by mail at no cost. Requests for paper copies must be received by May 31, 2024 in order to receive the paper copy in advance of the meeting. Shareholders may request to receive a paper copy of the Materials for up to one year from the date the Materials were filed on www.sedar.com.
For more information regarding notice-and-access or to obtain a paper copy of the Materials you may contact our transfer agent, Odyssey Trust Company, via www.odysseycontact.com or by phone at 1- 888-290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America).

Notice of Meeting
The resolutions to be voted on at the meeting, described in detail in the Management Information Circular, are as follows:
Number of Directors:
Shareholders will be asked to set the number of directors at ten (10). Information respecting the number of directors may be found in the Circular under “Number of Directors and Election of Directors”.

Election of Directors:
Shareholders will be asked to elect directors for the ensuing year. Information respecting the election of directors may be found in the Circular under “Number of Directors and Election of Directors”.

Appointment of Auditors:
Shareholders will be asked to re-appoint PKF O’Connor Davies, LLP, Chartered Professional Accountants as auditors of the Company and authorize the board of directors of the Company to fix the auditors’ remuneration and terms of engagement. Information respecting the appointment of auditors may be found in the Circular under “Appointment of Auditors”.

Voting
To vote your securities, please refer to the instructions on the enclosed Proxy or Voting Instruction Form. Your Proxy or Voting Instruction Form must be received by June 12, 2024 at 4:00 pm (Eastern Time).
Non-registered (beneficial) shareholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting.

Only registered shareholders and duly appointed proxyholders will be entitled to vote at the meeting. Shareholders who wish to appoint a proxyholder other than the persons designated by Curaleaf Holdings, Inc. on the form of proxy or identified on the voting instruction form (including a non-registered shareholder who wishes to appoint themselves) to represent them at the meeting must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a control number to vote in the meeting and only being able to attend as a guest. Non-registered shareholders located in the United States must also provide Odyssey Trust Company with a duly completed legal proxy if they wish to vote at the meeting or appoint a third party as their proxyholder.
Stratification
The Company is providing paper copies of its Management Information Circular only to those registered shareholders and beneficial shareholders that have previously requested to receive paper materials.
Annual Financial Statements
The Company is providing paper copies or emailing electronic copies of its annual financial statements to registered shareholders and beneficial shareholders that have opted to receive annual financial statements and have indicated a preference for either delivery method.